Exhibit 99.1

Lithium Americas Signs Community Benefits Agreement with
Fort McDermitt Paiute and Shoshone Tribe

October 20, 2022 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce it has entered a Community Benefits Agreement (“CBA”) with the Fort McDermitt Paiute and Shoshone Tribe (“Tribe”). The Tribe is located approximately 40 miles from the Thacker Pass project, in Humboldt County, Nevada (“Thacker Pass” or the “Project”). The CBA establishes a framework for continued collaboration and defines the long-term benefits for the Tribe, the largest Native American community within the vicinity of the Project.

“We are pleased to have the support of the Fort McDermitt Paiute and Shoshone Tribe as we advance Thacker Pass towards construction and look forward to generations of future collaboration,” said Jonathan Evans, President and CEO. “The signing of the CBA is a testament to our Company’s commitment to go beyond our regulatory requirements and to form constructive relationships with the communities closest to our projects. We are focused on being a good neighbor, hiring locally and providing the job training to prepare Tribe members for long-term, family-supporting careers critical to developing a North American battery supply chain.”

The CBA is a product of years of engagement, job training and relationship-building between the Company and the Tribe. The CBA provides the Tribe additional training and employment opportunities, and support for cultural education and preservation. Furthermore, the Company has agreed to build an 8,000 square feet community center for the Tribe that includes a daycare, preschool, playground, cultural facility and communal greenhouse to support reclamation efforts and provide income for the Tribe.

Over the summer, Far Western Anthropological Research Group, Inc. (“Far Western”), with oversight and assistance from Tribe members, completed cultural work on approximately 13,000 acres at Thacker Pass. The cultural work was a key requirement from the National Environmental Policy Act (“NEPA”) process and found no areas of archeological significance at the Project.

The Company is moving ahead with all areas required to support construction start, including final selection of an engineering, procurement and construction management (“EPCM”) contractor, evaluating partnership and supply agreements, as well as progressing the U.S. Department of Energy Advanced Technology Vehicles Manufacturing loan program. The Company has received all federal and state environmental permits necessary to begin construction and awaits a ruling on the appeal against the Bureau of Land Management on the issuance of the Record of Decision. Following the completion of briefings on August 11, 2022, the US District Court, District of Nevada (“Federal Court”) has scheduled an oral hearing for January 5, 2023.

About Lithium Americas

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: +1-778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as “forward-looking information”) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: successful development of the Caucharí-Olaroz project and the Thacker Pass project, including anticipated production at Caucharí-Olaroz and construction at Thacker Pass; continuing support of the Tribe for the Project; plans to exceed regulatory requirements; the Company’s ability to fund its development programs through debt or equity financing, including through government loan programs; expected timing and outcome of litigation or regulatory processes concerning the Thacker Pass project; and the Company maintaining permits to advance the Project as anticipated.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, the following: ability of the Company to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project, and raise additional capital as needed, including the outcome of the Company’s loan application with the U.S. Department of Energy; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina, and resolving any complaints or litigation concerning such environmental permitting processes; stable and supportive legislative, regulatory and community environments in the jurisdictions where the Company operates; exploration, development and construction costs for the Caucharí-Olaroz project and the Thacker Pass project, including the accuracy of capital cost, operating cost and sustaining capital estimates; estimates of mineral resources and mineral reserves, including whether mineral resources will be developed into mineral reserves; reliability of technical data; the impact of unknown financial contingencies, including costs of litigation and regulatory processes, on the Company’s operations; technological advancements and changes; demand for lithium, including that such demand is supported by continued growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; preparation of a development plan and feasibility study for lithium production at the Thacker Pass project; the Company’s current and future business plans and the strategic alternatives available to the Company; the impact of inflation on the Company’s projects and cost estimates; currency exchange and interest rates; and general economic and stock market conditions.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially. These risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, changes in budget estimation, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, including the outcome of government loan applications, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, changes in public perception concerning mining projects generally and opposition thereto, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, outcomes of litigation and regulatory processes concerning the Company’s projects, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, cybersecurity risks, economic conditions and the impact of inflation on the Company’s projects, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s most recent annual management discussion analysis and annual information form, copies of which are available under the Company’s profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on such forward-looking information.